February 8, 2008

Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

> **Re:** **Mack-Cali Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 21, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 1, 2007**
> **File No. 001-13274**

Dear Mr. Lefkowitz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief